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                              February 17, 2021

       Michelle Wilson
       Co-Chief Executive Officer
       Isos Acquisition Corp.
       55 Post Road W, Suite 200
       Westport, CT 06880

                                                        Re: Isos Acquisition
Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed January 21,
2021
                                                            File No. 333-252283

       Dear Ms. Wilson:

                                                        We have reviewed your
registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form S-1 filed January 21, 2021

       Signatures, page II-5

   1. Please have your principal accounting officer or controller sign the registration statement.
                                                        Refer to Instruction 1
to Signatures on Form S-1.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

              You may contact Peter McPhun at 202-551-3581 or Kristina Marrone at 202-551-3429 if
       you have questions regarding comments on the financial statements and related matters. Please
 Michelle Wilson
Isos Acquisition Corp.
February 17, 2021
Page 2

contact Jonathan Burr at 202-551-5833 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                         Sincerely,
FirstName LastNameMichelle Wilson
                                                         Division of
Corporation Finance
Comapany NameIsos Acquisition Corp.
                                                         Office of Real Estate
& Construction
February 17, 2021 Page 2
cc:       Tamar Donikyan
FirstName LastName